

亞洲水泥股份有限公司
ASIA CEMENT CORPORATION

03003164

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF INTERNATIONAL CORPORATION
FINANCE ROOM 3094 - STOP 3-6
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549

BANK OF NEW YORK
101 BARCLAY STREET
NEW YORK, NEW YORK 10286
FAX:002-1-212-571-3050

MORGAN STANLEY ASIA (TAIWAN) LTD.
台北市106敦化南路二段207號22樓
TAIPEI, TAIWAN, R.O.C.
FAX:8732-2299
TEL:8732-9000

SBC WARBURG
25F ONE EXCHANGE SQUARE
8 CONNAUGHT PLACE HONG KONG
FAX:002-4471-425-8990

FAR EASTERN INTERNATIONAL BANK

台北市襄陽路1號5樓
TAIPEI, TAIWAN, R.O.C.
FAX:2361-1339

LONDON STOCK EXCHANGE
COMPANY ANNOUNCEMENT OFFICES
CAPEL COURT OFF-BARTHOLONEW LANE
LONDON ECIN 1HP
FAX:44171-4106827

SUBJECT: ASIA CEMENT CORPARATION ("ACC"; THE "COMPANY")
- RULE 144A GLOBAL DEPOSITARY SHARES ("GDRS")

REFERENCE: ASIA CEMENT'S FILING OF RULE 12G3-2(B) EXEMPTION

DEC 12, 2002

DEAR SIRS,

Pursuant to Rule 12g3-2(b) exemption requirements, or Rule 144A Global Depositary Receipt Deposit Agreement and Underwriting Agreement dated as of June 16, 1992, please be advised as follows:

1. the ACC's public announcement of the brief operation report for the month of Nov 2002.

2. the ACC's report to Taiwan Stock Exchange regarding sales revenue, guarantee of note payable issued by ACC's affiliates and loans to others for the month of Nov 2002.

Yours faithfully,

Herman M. Wang
Assistant Manager   of Finance Department
Tel#: 886-2-27378953
Fax#: 886-2-27359797

PUBLIC ANNOUNCEMENT OF ASIA CEMENT CORPORATION

PUBLIC ANNOUNCEMENT OF SALES REVENUE · GUARANTEES OF NOTES PAYABLE ISSUED BY AFFILIATES AND LOANS TO OTHERS IN ,2002.

UNIT:NTS(THOUSAND)

ITEM		MONTH	2002	2001	INCREASE OR (DECREASE)	%
INVOICES		Nov.	847,857	809,083	38,774	4.79%
	AMOUNT	Jan. TO Nov.	9,335,032	8,425,245	909,787	10.80%
NET SALES		Nov.	993,883	947,191	46,692	4.93%
	AMOUNT	Jan. TO Nov.	10,224,078	9,006,917	1,217,161	13.51%
GUARANTEES OF NOTES		Nov.	6,271,627	9,131,491	-2,859,864	-31.32%
GUARANTEES OF NOTES(SUBSIDIARIES)		Nov.	4,988,003	-	-	-

THE BALANCE OF LOAN TO OTHERS AT THE END OF THIS MONTH IS 0 THOUSAND AND OF LAST MONTH IS 0 THOUSAND.

THE UPPER LIMITATION OF LOAN TO OTHERS IS 16,907,994THOUSAND.